Exhibit 99.1

FACTORS AFFECTING FUTURE FINANCIAL RESULTS

This Form 10-K, Max Re Capital Ltd.’s (“Max Re Capital,” and also referred to, individually or collectively with one or more of its subsidiaries as the context requires, as the “Company”) Annual Report to Shareholders, any Form 10-Q or Form 8-K or any other written or oral statements made by or on the Company’s behalf include forward-looking statements that reflect the Company’s current views with respect to future events and financial performance. The forward-looking statements are subject to certain risks and uncertainties, including those discussed below, that could cause actual results to differ materially from historical results or anticipated results. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The following factors could cause the Company’s actual results to differ materially from historical results or anticipated results:

Risks Related to the Business

The Company’s losses and benefits may exceed its loss and benefit reserves, which could significantly and negatively affect the business.

The Company’s success is dependent upon its ability to assess accurately the risks associated with the business that it insures and reinsures. If it fails to assess the risks it assumes accurately or if events or circumstances cause the Company’s estimates to be incorrect, the Company may not establish appropriate premium rates and its reserves may be inadequate to cover its losses. If actual claims experience is less favorable than the underlying assumptions, the Company will be required to increase its liabilities, which will reduce its profits. The Company periodically reviews and, where appropriate, adjusts its loss and benefit reserves in the period determined.

Reserves are actuarial and statistical projections at a given point in time of what the Company ultimately expects to pay out on claims and benefits, based on facts and circumstances then known, predictions of future events, estimates of future trends in claim frequency and severity, mortality, morbidity and other variable factors such as inflation. The inherent uncertainties of loss and benefit reserves generally are greater for reinsurance companies as compared to primary insurers, primarily due to:

•	the necessary reliance on the ceding company or insurer for information regarding losses and benefits and

•	the lapse of time from the occurrence of the event to the reporting of the loss or benefit to the reinsurer and the ultimate resolution or settlement of the loss or benefit.

The Company’s estimation of reserves will be inherently less reliable than the reserve estimations of a reinsurer with a greater volume of business and more established loss history. Actual losses and benefits may deviate, perhaps substantially, from estimates of reserves contained in the Company’s financial statements. In addition, although the Company conducts its due diligence on the transactions the Company underwrites, in connection with its reinsurance business it is also dependent on the original underwriting decisions made by ceding companies. The Company is subject to the risk that the ceding clients may not have adequately evaluated the risks to be reinsured and that the premiums ceded may not adequately compensate the Company for the risks the Company assumes. If the Company’s reserves are subsequently determined to be inadequate, the Company will be required to increase its reserves with a corresponding reduction in net income in the period in which the deficiency is identified.

Established competitors with greater resources may make it difficult for the Company to market its products effectively and offer its products at a profit.

The reinsurance and insurance industry is highly competitive. The Company competes with major reinsurers and insurers, many of which have substantially greater financial, marketing and management resources than the Company does. Competitors that offer on a worldwide basis reinsurance products similar to the products the Company offers include ACE Limited, American International Group, Inc., Berkshire Hathaway, Inc., Swiss Reinsurance Company and XL Capital Ltd., all of which are larger companies, have higher credit ratings and have greater credit capacity than the Company. Additionally, competitors such as Axis Capital Holdings Limited, Arch Capital Group Ltd., Endurance Specialty Insurance Ltd. and Platinum Underwriters Reinsurance, Inc. entered the market when pricing levels and contract terms for property and casualty business improved, resulting primarily from the September 11, 2001 tragedy.

Competition in the types of business that the Company underwrites and intends to underwrite in the future is based principally on:

•	premium charges;

•	ability to structure innovative terms and conditions in product offerings;

•	the general reputation and perceived financial strength of the insurer or reinsurer;

•	relationships with reinsurance and insurance intermediaries;

•	ratings assigned by independent rating agencies;

•	speed of claims payment and administrative activities; and

•	experience in the particular line of insurance or reinsurance to be written.

The Company believes that its innovative product structuring and ability to respond quickly to client needs allow the Company to compete effectively. However, the Company cannot assure shareholders that it will be able to compete successfully.

The Company’s ability to transact insurance and reinsurance in the property and casualty market maybe affected by cyclical trends and in the life and annuity market by global economic conditions and interest rates.

The Company has written, and intends to continue to write, insurance and reinsurance in the property and casualty and life and annuity markets. The property and casualty insurance and reinsurance industry has historically been cyclical. Demand for property and casualty insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic and market conditions, all of which affect liability retention decisions of companies and primary insurers and insurance and reinsurance premium rates. The supply of insurance and reinsurance is related directly to prevailing prices and levels of surplus available to support assumed business which, in turn, may fluctuate in response to changes in rates of return on investments being realized in the insurance and reinsurance industry, the frequency and severity of losses and prevailing general economic and market conditions. The cyclical trends in the industry and the industry’s profitability can also be affected significantly by volatile and unpredictable developments, including what management believes to be a trend of courts to grant increasingly larger awards for certain damages, natural disasters (such as catastrophic hurricanes, windstorms, tornadoes, earthquakes and floods), fluctuations in interest rates, changes in the investment environment that affect market prices of investments and inflationary pressures that may tend to affect the size of losses experienced by insureds and primary insurance companies. Although market conditions are currently favorable with respect to most lines of property and casualty insurance and reinsurance, the Company cannot predict whether market conditions will improve, remain constant or deteriorate. A return to negative market conditions may lead to a significant reduction in property and casualty premium rates, less favorable policy terms and/or less premium volume.

In addition to property and casualty products, the Company has written, and intends to continue to write, life and annuity reinsurance. The Company seeks to reinsure blocks of life and annuity insurance policies that are expected to pay out claims over many years, which often are non-core businesses of its clients. As a result, the opportunities for repeat business with the existing life and annuity client base are not significant. The Company believes that the current interest rates have adversely affected the demand for life and annuity reinsurance products. The Company cannot predict how long these conditions will persist or the magnitude of their effect on the Company’s life and annuity business.

The Company’s failure to maintain a commercially acceptable rating from a rating agency would significantly and negatively affect its ability to implement its business strategy successfully.

Companies, insurers and reinsurance and insurance intermediaries use financial ratings as an important means of assessing the financial strength and quality of insurers and reinsurers. An unfavorable rating or the lack of a rating of its reinsurer may adversely affect the rating of a company purchasing reinsurance.

Max Re Ltd. (“Max Re”) has been assigned an insurer financial strength rating of “A- (Excellent)” by A.M. Best and an insurer financial strength rating of “A (Strong)” by Fitch. The ratings assigned by rating agencies to reinsurance companies are based upon factors relevant to policyholders and are not directed toward the protection of investors. If an independent rating agency downgrades or withdraws any of the Company’s ratings, the Company could be severely limited or prevented from writing any new insurance and reinsurance contracts, which would significantly and negatively affect the business. To date, none of the Company’s ratings has been downgraded.

If the Company loses or is unable to obtain key personnel, its ability to implement its business strategy could be delayed or hindered.

The Company’s future success depends to a significant extent on the efforts of its senior management to implement its business strategy. Substantially all members of senior management have entered into employment contracts containing incentives for their continued employment with the Company and none of them has indicated an intention to leave or is nearing retirement age. However, because the Company believes there is only a limited number of available, qualified executives with substantial experience in providing structured and alternative risk transfer reinsurance products, the loss of the services of one or more of these individuals or the Company’s inability to hire and retain other talented personnel could delay or prevent the Company from fully implementing its business strategy and could significantly and negatively affect its business. The Company does not currently maintain key man life insurance with respect to any of its officers.

Under Bermuda law, non-Bermudians, other than spouses of Bermudians, may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Such a work permit may be granted or extended upon showing that, after proper public advertisement, no Bermudian or spouse of a Bermudian is available who meets the minimum standards for the advertised position. Each of the Company’s senior executive officers and professional staff who needs a work permit has obtained one. It is possible that the Company could lose the services of one or more of these people if it is unable to renew their work permits, which could significantly and adversely affect the Company’s business. The Company’s president and chief executive officer is Bermudian and, accordingly, does not need a work permit.

Since the Company depends on a few brokers for a large portion of its revenues, loss of business provided by any one of them could adversely affect the business.

The Company receives a substantial portion of its insurance and reinsurance business primarily through a limited number of insurance and reinsurance brokers. Loss of all or a substantial portion of the business provided by one or more of these brokers could have a material adverse effect on the business.

The Company may be unable to purchase reinsurance, and if it successfully purchases reinsurance, it may be unable to collect.

The Company purchases reinsurance and retrocessional reinsurance for its own account in order to mitigate the effect of large and multiple losses upon its financial condition. A reinsurer’s insolvency or inability or refusal to make payments under the terms of its reinsurance agreement with the Company could have an effect on the Company because the Company remains liable to its client.

From time to time, market conditions have limited, and in some cases have prevented, insurers and reinsurers from obtaining the types and amounts of reinsurance that they consider adequate for their business needs. For example, following the events of September 11, 2001, terms and conditions in the reinsurance and retrocessional markets generally became less attractive. Accordingly, the Company may not be able to obtain its desired amounts of reinsurance or retrocessional reinsurance. In addition, even if the Company is able to obtain such reinsurance or retrocessional reinsurance, it may not be able to negotiate terms that the Company deems appropriate or acceptable or obtain such reinsurance or retrocessional reinsurance from entities with satisfactory creditworthiness.

The effects of emerging claim and coverage issues on the Company’s business are uncertain.

As industry practices and legal, judicial, social and other environment conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect the Company’s business by either extending coverage beyond the Company’s underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until some time after the Company has issued insurance or reinsurance contracts that are affected by the changes. As a result, the full extent of liability under the Company’s insurance or reinsurance contracts may not be known for many years after a contract is issued.

Currency fluctuations could result in exchange losses and negatively impact the Company’s business.

The Company operates with multi-functional currencies. Over 90% its insurance and reinsurance business written through December 31, 2003 has been denominated in U.S. dollars. However, because its business strategy includes reinsuring and insuring financial obligations issued outside of the United States, the Company expects to write a portion of its business and receive premiums in currencies other than U.S. dollars. In the event that the Company writes business in currencies other than the U.S. dollar, the Company will attempt to hedge its foreign currency exposure adequately. Despite its efforts, the Company may not sufficiently hedge future exposures, which could negatively impact its business. The Company expects that its principal hedging mechanism will be to purchase fixed maturity securities denominated in the currencies of the relevant reinsurance liabilities. In addition, the Company may use forward currency exchange contracts in an effort to hedge against movements in the value of foreign currencies relative to the U.S. dollar. A forward foreign exchange contract involves an obligation to purchase or sell a specified currency at a future date at a price set at the time of the contract. Foreign currency exchange contracts will not eliminate fluctuations in the value of the Company’s assets and liabilities denominated in foreign currencies, but rather will allow the Company to establish a rate of exchange for a future point in time. If the Company does seek to hedge its foreign currency exposure through the use of forward foreign currency exchange contracts or currency swaps, the Company will be subject to the risk that its counterparties to the arrangements fail to perform.

Consolidation in the insurance industry could lead to lower margins for the Company and less demand for the Company’s reinsurance and insurance products.

The insurance industry continues to undergo a process of consolidation as industry participants seek to enhance their product and geographic reach, client base, operating efficiency and general market power through merger and acquisition activities. These larger entities may seek to use the benefits of consolidation to, among other things, implement price reductions for their products and services. If competitive pressures compel the Company to reduce its prices, its operating margins would decrease.

As the insurance industry consolidates, competition for clients may become more intense and the importance of acquiring and properly servicing each client will become greater. The Company could incur greater expenses relating to client acquisition and retention, which could reduce the Company’s operating margins. In addition, insurance companies that merge may be able to enhance their negotiating position when buying reinsurance and may be able to spread their risks across a consolidated, larger capital base to that they require less reinsurance.

The Company’s failure to increase its letter of credit facilities would significantly and negatively affect its ability to implement its business strategy.

Because the Company is not licensed or admitted as an insurer in any jurisdiction other than Bermuda and Ireland and because many jurisdictions do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their statutory financial statements unless appropriate security measures are in place, the majority of the Company’s reinsurance customers typically require the Company to obtain a letter of credit or provide other collateral through funds withheld or trust arrangements.

The Company’s banks require collateralization of its letter of credit obligations. Although the Company has three letter of credit facilities as of December 31, 2003 totaling $470 million, the Company will need additional letter of credit capacity as it grows. If the Company is unable to increase its letter of credit capacity or is unable to do so on commercially acceptable terms or is unable to arrange for other collateral through funds withheld or trust arrangements, the Company may need to liquidate all or a portion of its alternative investment portfolio and invest the cash in the fixed maturities investment portfolio, which is referred to as “fixed maturities” in the Company’s consolidated financial statements, to increase its collaterization capacity. If the Company is forced to liquidate all or a portion of its alternative investment portfolio to meet these needs, or if the Company otherwise fails to increase its letter of credit facilities, the Company’s ability to implement its business strategy would be significantly and negatively affected.

The Company’s results of operations may fluctuate from period to period and may not be indicative of its long-term prospects.

The Company’s operating results may fluctuate significantly from period to period. Fluctuations may result from a variety of factors, including the seasonality of the reinsurance business, the volume and mix of insurance and reinsurance products the Company writes, loss experience on its insurance and reinsurance liabilities, the performance of its investment portfolio and its ability to assess and integrate its risk management strategy properly. In particular, the Company seeks to underwrite products and make investments to achieve long-term results. Accordingly, its short-term results of operations may not be indicative of its long-term prospects.

Max Re Capital has no significant operations other than its ownership of share capital of its subsidiaries and may be restricted from declaring or paying dividends.

Max Re Capital has no significant operations or assets other than its ownership of the voting common shares of Max Re and its other subsidiaries. Dividends and other permitted payments from its subsidiaries are expected to be its sole source of funds to pay expenses and dividends, if any. The payment of dividends and making of distribution by Max Re, Max Re Managers Ltd. (“Max Re Managers”) and Max Re Diversified Strategies Ltd. (“Max Re Diversified”) are limited under Bermuda law and regulations. Under the Insurance Act 1978 of Bermuda and related regulations, Max Re must maintain specified minimum solvency levels and is prohibited from declaring or paying dividends that would result in noncompliance. Further, as a long-term insurer, Max Re must maintain long-term business assets of a value at least $250,000 greater than its long-term business liabilities and is prohibited from declaring or paying dividends if it does not comply or such action would result in noncompliance with the Insurance Act and related regulations. Additionally, under the Bermuda Companies Act 1981, each of Max Re Capital, Max Re, Max Re Managers and Max Re Diversified may only declare or pay a dividend if, among other things, it has reasonable grounds for believing that it is, or would after the payment be, able to pay its respective liabilities as they become due. Under the Insurance Acts 1909 to 2000 of Ireland, each of Max Europe Holdings Limited, Max Re Europe Limited and Max Insurance Europe Limited may only declare a dividend if, among other matters, such payment would not reduce its statutory surplus below the required minimum. In addition, each of Max Re’s letter of credit facilities prohibits Max Re from paying dividends at any time that it is in default under the respective facility, which will occur if Max Re Capital’s shareholders’ equity or Max Re’s shareholders’ equity is less than a specified amount as well as in certain other circumstances. Accordingly, the Company cannot assure shareholders that it, Max Re, Max Re Managers or Max Re Diversified will declare or pay dividends in the future.

Non-renewal of the Terrorism Risk Insurance Act of 2002 may adversely affect the Company.

The supply of insurance and reinsurance coverage has decreased due to withdrawal of capacity and substantial reductions in capital resulting from, among other things, the events of September 11, 2001. This tightening of supply may result in governmental intervention in the insurance and reinsurance markets, both in the United States and worldwide. For example, on November 26, 2002, the Terrorism Risk Insurance Act was enacted to ensure the availability of insurance coverage for terrorist acts in the United States. This law requires insurers writing certain lines or property and casualty insurance to offer coverage against certain acts of terrorism causing damage within the United States or to U.S. flagged vessels or aircraft. In return, the law requires the federal government to indemnify such insurers for 90% of insured losses resulting from covered acts of terrorism, subject to a premium-based deductible. The law expires automatically at the end of 2005. Currently there is a great deal of uncertainty as to what effect the law will have on the insurance industry. Additionally, threats of further terrorist attacks and the military initiatives and political unrest in the Middle East and Asia have adversely affected general economic, market and political conditions, increasing many of the risks associated with the insurance markets worldwide.

Risks Related to the Investment Strategy

If the Company does not appropriately structure its investments in relation to its anticipated liabilities, its ability to conduct its business could be significantly and negatively affected.

The Company’s ability to measure and manage risk and to implement its investment strategy is crucial to its success. The Company cannot assure investors that it will successfully structure its investments in relation to its anticipated liabilities under its insurance and reinsurance policies. If the Company’s calculations with respect to these liabilities are incorrect, or if the Company does not properly structure its investments to meet such liabilities, the Company could be forced to liquidate investments at a significant loss.

The investment guidelines permit the Company to invest up to 50% of its investment portfolio in an alternative investment portfolio, which the Company principally invests through Max Re Diversified, with the remainder through Max Re, which makes strategic investments in other reinsurance entities. Max Re Diversified invests in various private alternative investment funds. These alternative investment funds in turn follow investment strategies that involve investing in a broad range of investments, some of which may be volatile individually. Although the Company believes that its diversified portfolio assists it in maintaining low overall volatility, the risks associated with its alternative investment portfolio may be substantially greater than the risks associated with fixed maturities investments. Consequently, the net asset value of the Company’s alternative investment portfolio may be volatile and the risk of loss is greater than that associated with fixed maturities investments. Furthermore, because many of the alternative investment funds in which the Company invests impose limitations on the timing of withdrawals from the funds, the Company’s ability to withdraw its investment quickly from a particular alternative investment fund that is performing poorly could be impaired. Unexpected volatility or illiquidity associated with the alternative investment portfolio could significantly and negatively affect the Company’s ability to conduct business.

The success of the Company’s investment strategy also will be affected by general economic conditions. These conditions may cause volatility in interest rates and the price of securities and affect the extent and timing of investor participation in financial and other markets. Unexpected volatility or illiquidity in the markets could significantly and negatively affect the Company’s ability to conduct business.

The failure of the Company’s investment managers to perform adequately could significantly and negatively affect its ability to conduct business.

The Company has entered into an investment management agreement with each of General Re New England Asset Management, Inc., Conning Asset Management and Asset Allocation and Management to manage the Company’s fixed maturities investment portfolio and a customer agreement and trading authorization contract with Moore Capital Management, LLC (“Moore Capital”) to act as a fund of funds advisor for its alternative investment portfolio invested through Max Re Diversified. Additionally, each underlying alternative investment fund manager has discretionary authority over the portion of the underlying alternative investment portfolio that it manages. As a result, the performance of the Company’s aggregate investment portfolio depends to a great extent on the ability of the investment managers, as well as the underlying alternative investment fund managers, to select and manage appropriate investments. The Company cannot assure shareholders that any or all of its investment managers will be successful in meeting the Company’s investment objectives. The Company also cannot assure shareholders that the investment managers will not terminate their respective agreements with the Company. The failure of the Company’s investment managers to perform adequately and consistently with its expectations could significantly and negatively affect the Company’s ability to conduct its business.

The Company does not control its fixed maturity portfolio allocations.

While the securities in the Company’s fixed maturity portfolio are all investment grade, they are subject to credit risk, interest rate risk and currency risk. Although the investment managers are contractually obligated to follow the Company’s investment guidelines, the Company cannot assure shareholders how assets will be allocated among securities or as to what level of risk the Company will be exposed.

The Company does not control its alternative investment portfolio allocations.

The Company has engaged Moore Capital to act as a fund of funds advisor for the Company’s alternative investment portfolio invested through Max Re Diversified and recommend appropriate investment strategies, optimal asset allocation and alternative investment fund managers. Although Moore Capital is contractually obligated to follow the Company’s investment guidelines, the Company cannot assure shareholders as to how assets will be allocated to funds or strategies or what percentage of assets will be allocated among funds or strategies. In connection with its alternative investment portfolio invested through Max Re Diversified, the Company depends on Moore Capital to identify fund managers who Moore Capital believes are best able to achieve superior risk-adjusted returns in their chosen strategy and to obtain access for the Company to the investment funds managed by these fund managers. These fund managers are not obligated to accept investments and may restrict access to their investment funds. Moore Capital’s ability to identify these fund managers and to obtain access for the Company to their investment funds may have a significant effect on the performance of the Company’s alternative investment portfolio.

Changes in interest rates can have significant and negative effects on the Company’s investment portfolio.

Changes in market interest rates can have adverse effects on the Company’s investment portfolio, investment income and results of operations. Increasing market interest rates have an adverse impact on the Company’s investment portfolio by reducing the value of fixed maturities securities. The Company may realize a loss if it sells fixed maturities securities whose value has fallen below their acquisition cost. Declining market interest rates could also have an adverse impact on the Company’s investment income as it invests proceeds from positive cash flows from operations and reinvests proceeds from maturing and called investments in new investments that could be yielding less than the portfolio’s average rate.

Members of the Board may have conflicts of interests.

Mr. Zack Bacon III, a member of the Company’s Board of Directors and its Finance Committee is also a principal of Moore Capital, which is currently the fund of funds advisor of Max Re Diversified and whose affiliates own collectively greater than 5% of the Company’s Common Shares. Accordingly, Mr. Bacon may have interests that are different from, or in addition to, the interests of the Company’s shareholders generally.

Risks Related to Taxation

The Company may be subject to U.S. federal income taxation.

The Company is organized under the laws of Bermuda and intends to operate in a manner such that it will not be treated as engaging in a U.S. trade or business and thus will not be subject to current U.S. federal income taxation on net income. However, because there are no definitive standards provided by the Internal Revenue Code, regulations or court decisions as to those activities that constitute being engaged in the conduct of a trade or business within the United States, and as the determination is essentially factual in nature, the Company cannot assure shareholders that the U.S. Internal Revenue Service (the “IRS”), will not contend successfully that the Company is engaged in a trade or business in the United States and thus subject to current U.S. federal income taxation. U.S. persons who own Common Shares may be subject to U.S. federal income taxation on the Company’s undistributed earnings and may recognize ordinary income upon disposition of Common Shares.

Shareholders who are U.S. persons may recognize income for U.S. federal income tax purposes on the Company’s undistributed earnings.

Shareholders who are U.S. persons may recognize income for U.S. federal income tax purposes on the Company’s undistributed earnings if the Company is treated as a passive foreign investment company or a controlled foreign corporation or if the Company has generated more than a permissible amount of related person insurance income. In addition, gain on the disposition of Common Shares may be treated as ordinary income.

Passive Foreign Investment Company. In order to avoid significant potential adverse U.S. federal income tax consequences for any U.S. person who owns Common Shares, the Company must not constitute a passive foreign investment company in any year in which such U.S. person is a shareholder. In general, a non-U.S. corporation is a passive foreign investment company for a taxable year if 75% or more of its income constitutes passive income or 50% or more of its assets produce passive income. Passive income generally includes interest, dividends and other investment income. However, passive income does not include income derived in the active conduct of an insurance business by a corporation that is predominantly engaged in an insurance business. This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. Currently, the Company does not maintain financial reserves in excess of the reasonable needs of its insurance business. If, because of a change in the business plan or for any other reason, the Company maintains excess financial reserves, it may be characterized as a passive foreign investment company. Although Max Re, Max Insurance Europe Limited (“Max Insurance Europe”) and Max Re Europe Limited (“Max Re Europe”) expect to engage predominantly in insurance activities that involve significant risk transfer, and do not expect to have financial reserves in excess of the reasonable needs of their insurance businesses, the Company could nonetheless be deemed to be a passive foreign investment company. The Company may be characterized as a passive foreign investment company if Max Re, Max Insurance Europe or Max Re Europe engages in certain non-traditional insurance activities that do not involve sufficient transfer of risk or if either company maintains financial reserves in excess of the reasonable needs of its respective insurance business. In addition, there may be other circumstances that may cause Max Re, Max Insurance Europe or Max Re Europe not to satisfy the exception for insurance companies. For example, the IRS may disagree with the Company’s interpretation of the current scope of the active insurance company exception and successfully challenge the Company’s position that Max Re, Max Insurance Europe and Max Re Europe qualify for the exception. In addition, the IRS may issue regulatory or other guidance that applies on either a prospective or retroactive basis under which Max Re, Max Insurance Europe or Max Re Europe may fail to qualify for the active insurance company exception. While the Company does not believe that it is or will be a passive foreign investment company, the Company cannot assure shareholders that the IRS or a court will concur that the Company is not a passive foreign investment company with respect to any given year. If the Company were treated as a passive foreign investment company, the availability of the mark to market election is uncertain for shareholders who are U.S. persons. This election may under certain circumstances mitigate the negative tax consequences of an investment in a passive foreign investment company.

Controlled Foreign Corporation. U.S. persons who, directly or indirectly or through attribution rules, own 10% or more of the Common Shares should consider the possible application of the controlled foreign corporation rules. Each U.S. 10% shareholder of a controlled foreign corporation on the last day of the controlled foreign corporation’s taxable year generally must include in its gross income for U.S. federal income tax purposes its pro-rata share of the controlled foreign corporation’s subpart F income, even if the subpart F income has not been distributed. In general, a non-U.S. insurance company is treated as a controlled foreign corporation only if such U.S. 10% shareholders collectively own more than 25% of the total combined voting power or total value of the company’s capital stock for an uninterrupted period of 30 days or more during any year. The Company believes that, because of the anticipated dispersion of share ownership among holders and because of the restrictions in the Company’s bye-laws on transfer, issuance or repurchase of Common Shares, shareholders will not be subject to treatment as U.S. 10% shareholders of a controlled foreign corporation. In addition, because under the Company’s bye-laws no single shareholder is permitted to exercise more than 9.5% of the total combined voting power, unless such provision is waived by the unanimous consent of the Board of Directors, the Company believes that its shareholders should not be viewed as U.S. 10% shareholders of a controlled foreign corporation for purposes of the controlled foreign corporation rules. The Company cannot assure shareholders, however, that these rules will not apply to the Company’s shareholders.

Related Person Insurance Income. If Max Re’s, Max Insurance Europe’s or Max Re Europe’s related person insurance income determined on a gross basis were to equal or exceed 20% of its gross insurance income in any taxable year and direct or indirect insureds and persons related to such insureds were directly or indirectly to own more than 20% of the voting power or value of Max Re’s, Max Insurance Europe’s or Max Re Europe’s capital stock, a U.S. person who owns Common Shares directly or indirectly on the last day of the taxable year most likely would be required to include in income for U.S. federal income tax purposes the U.S. person’s pro-rata share of Max Re’s, Max Insurance Europe’s and/or Max Re Europe’s related person insurance income for the taxable year, determined as if such related person insurance income were distributed proportionately to such U.S. person at that date. Related person insurance income is generally underwriting premium and related investment income attributable to insurance or reinsurance policies where the direct or indirect insureds are direct or indirect U.S. shareholders or are related to such direct or indirect U.S. shareholders. The Company does not expect that Max Re, Max Insurance Europe or Max Re Europe will knowingly enter into reinsurance agreements in which, in the aggregate, the direct or indirect insureds are, or are related to, owners of 20% or more of the Common Shares. Currently, the Company does not believe that the 20% gross insurance income threshold has been met. However, the Company cannot assure shareholders that this is or will continue to be the case. Consequently, the Company cannot assure shareholders that a person who is a direct or indirect U.S. shareholder will not be required to include amounts in its income in respect of related person insurance income in any taxable year.

If a U.S. shareholder is treated as disposing of shares in a non-U.S. insurance corporation that has related person insurance income and in which U.S. persons own 25% or more of the voting power or value of the company’s capital stock, any gain from the disposition will generally be treated as ordinary income to the extent of the U.S. shareholder’s portion of the corporation’s undistributed earnings and profits that were accumulated during the period that the U.S. shareholder owned the shares. In addition, such a shareholder will be required to comply with certain reporting requirements, regardless of the amount of shares owned by the direct or indirect U.S. shareholder. These rules should not apply to dispositions of Common Shares because the Company is not itself directly engaged in the insurance business and because proposed U.S. Treasury regulations applicable to this situation appear to apply only in the case of shares of corporations that are directly engaged in the insurance business. The Company cannot assure shareholders, however, that the IRS will interpret the proposed regulations in this manner or that the proposed regulations will not be promulgated in final form in a manner that would cause these rules to apply to dispositions of the Company’s Common Shares.

Foreign Investment Company. If any of the Company or its subsidiaries is treated as a foreign investment company, any gain on the sale or exchange by a U.S. shareholder of Common Shares may be treated as ordinary income, to the extent of such U.S. shareholder’s ratable share of the foreign investment company’s earnings and profits during such U.S. shareholder’s holding period. Such ordinary income treatment is generally not applicable to earnings and profits generated during any taxable year in which such foreign investment company is treated as a passive foreign investment company. In general, a non-U.S. corporation is treated as a foreign investment company for a taxable year if it satisfies an activity test and an ownership test. The activity test is satisfied if the non-U.S. corporation is registered as a management company or as a unit investment trust under the Investment Company Act of 1940, or is treated as engaged, or as holding itself out as being engaged, primarily in the business of investing, reinvesting, or trading securities, commodities or any interest in securities or commodities. The ownership test is satisfied when 50% or more of the total combined voting power or the total value of the non-U.S. corporation’s capital stock is held directly, indirectly or through an option by U.S. persons. The Company does not believe these rules are applicable to a disposition of the Company’s Common Shares because the Company does not believe that it satisfies the activity test. The Company believes that Max Re, Max Insurance Europe and Max Re Europe are engaged primarily and predominantly in the reinsuring of risks of insured companies and risks underwritten by insurance companies. The Company therefore, does not believe that it is a foreign investment company. However, the determination of whether a company is a foreign investment company is based on facts and circumstances, and the Company cannot assure shareholders that the IRS will agree with this analysis.

U.S. tax-exempt organizations who own Common Shares may recognize unrelated business taxable income.

A U.S. tax-exempt organization may recognize unrelated business taxable income if a portion of the Company’s subpart F insurance income is allocated to the organization. In general, subpart F insurance income will be allocated to a U.S. tax-exempt organization if either the Company is a controlled foreign corporation and the tax-exempt shareholder is a U.S. 10% shareholder or there is related person insurance income and certain exceptions do not apply. Although the Company does not believe that any U.S. persons will be allocated subpart F insurance income, the Company cannot assure shareholders that this will be the case.

Changes in U.S. tax laws may be retroactive and could subject the Company and/or U.S. persons who own Common Shares to U.S. income taxation on the Company’s undistributed earnings.

The tax laws and interpretations regarding whether a company is engaged in a U.S. trade or business, is a controlled foreign corporation, has related party insurance income or is a passive foreign investment company or a foreign investment company are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the passive foreign investment company and foreign investment company rules to an insurance company and the regulations regarding related party insurance income are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules will likely be forthcoming from the IRS. The Company is not able to predict if, when or in what form such guidance will be provided and whether such guidance will have a retroactive effect.

The Company may become subject to taxes in Bermuda after 2016.

The Bermuda Minister of Finance, under The Exempted Undertakings Tax Protection Act 1966 of Bermuda, has assured the Company that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to the Company or to any of its operations or its shares, debentures or other obligations until March 28, 2016. The Company cannot assure shareholders that it will not be subject to any Bermuda tax after that date.

The impact of Bermuda’s letter of commitment to the Organization for Economic Cooperation and Development to eliminate harmful tax practices is uncertain and could adversely affect the Company’s tax status in Bermuda.

The Organization for Economic Cooperation and Development (the “OECD”) has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. In the OECD’s report dated June 26, 2000, Bermuda was not listed as a tax haven jurisdiction because it had previously signed a letter committing itself to eliminate harmful tax practices by the end of 2005 and to embrace international tax standards for transparency, exchange of information and the elimination of any aspects of the regimes for financial and other services that attract business with no substantial domestic activity. The Company is not able to predict what changes will arise from the commitment or whether such changes will subject the Company to additional taxes.

Risks Related to Regulation

If the Company becomes subject to insurance statutes and regulations other than those of Bermuda or Ireland or there is a change to a Bermuda or Irish law or application of Bermuda or Irish law, there could be a significant and negative impact on the Company’s business.

Max Re is a registered Bermuda insurance company and is subject to regulation and supervision in Bermuda. The Bermuda insurance statutes, regulations and policies of the Bermuda Monetary Authority and the Minister of Finance require Max Re, among other things, to:

•	maintain minimum levels of capital, surplus and liquidity;

•	satisfy solvency standards;

•	restrict dividends and distributions;

•	obtain prior approval of ownership of shares; and

•	provide for the performance of certain periodic examinations of Max Re and their financial condition.

These statutes and regulations may, in effect, restrict Max Re’s ability to write reinsurance policies, to distribute funds and to pursue its investment strategy.

In addition, Max Re Managers is subject to regulation and supervision in Bermuda as a licensed insurance manager under the Insurance Act 1978 of Bermuda.

Max Re Diversified is subject to regulation under the Companies Act 1981 of Bermuda.

Max Re Europe and Max Insurance Europe have been entitled to carry on the business of reinsurance in Ireland since June 2001 and July 2003, respectively, and are subject to regulation under the Insurance Act, 2000 of Ireland.

The Company does not intend to engage in underwriting activities in the United States. The Company intends to conduct its business so that it will not be subject to licensing requirements or insurance regulations in the United States.

The insurance laws of each U.S. state and many non-U.S. jurisdictions regulate the sale of insurance within that jurisdiction by alien insurers, such as Max Re, which are not authorized or admitted to do business in that jurisdiction. The Company does not intend to maintain an office or to solicit, advertise, settle claims or conduct other insurance activities in any jurisdiction other than Bermuda and Ireland where its activities would require the Company to be so authorized or admitted. The Company believes that so long as it follows its operating guidelines, it will conduct its activities in compliance with applicable insurance statutes and regulations. However, the Company cannot assure shareholders that insurance regulators in the United States or elsewhere will not review its activities or, that if there were such a review, that they would not be successful in claiming that the Company is subject to the jurisdiction’s licensing requirements. If the Company were to become subject to the laws or regulations of any U.S. state or to U.S. laws or the laws of any other country in the future, the Company may consider various alternatives to its operations, including:

•	modifying or restricting the manner of conducting its business in order to avoid being subject to, and the necessity of being compliant with, the statutes and regulations; or

•	obtaining licenses to enable it to continue transacting insurance in the jurisdictions.

If the Company chooses to attempt to become licensed in another jurisdiction other than Bermuda and Ireland, it may not be able to become licensed as the process of obtaining licenses is often time consuming and costly. The modification of the conduct of business resulting from becoming licensed in certain jurisdictions could significantly and negatively affect the Company’s business, including subjecting it to risk-based capital and other regulations which could substantially affect the composition of its investment portfolio and the returns on its portfolio. In addition, the Company’s failure to comply with insurance statutes and regulations could significantly and adversely affect its business by limiting its ability to conduct business as well as subjecting it to penalties and fines.

Generally, Bermuda insurance statutes and regulations applicable to Max Re are less restrictive than those that would be applicable to Max Re if they were subject to the insurance laws of any state in the United States. In the past, there have been congressional and other initiatives in the United States regarding proposals to supervise and regulate insurers domiciled outside the United States. If in the future Max Re became subject to any insurance laws of the United States or any state thereof or of any other jurisdiction, the Company cannot assure shareholders that it would be in compliance with those laws or that coming into compliance with those laws would not have a significant and negative effect on its business.

In addition, the European Commission is currently considering proposals the effect of which would be to harmonize the regulation of reinsurers across the European Union (the “EU”) and to permit a reinsurer authorized in one EU member state to carry on business in any other EU member state without requiring further authorization. If these proposals were to become law in Ireland, Max Re Europe and Max Insurance Europe would be subject to a higher level of regulation than currently. However, while it is likely that such a proposal will be adopted, at this preliminary stage it is not possible to determine the form that such regulation will take, and what impact, if any, such regulation would have on the Company’s financial condition and results of operations.

The offshore insurance and reinsurance regulatory framework recently has become subject to increased scrutiny in many jurisdictions, including in the United States and in various states within the United States. The Company is not able to predict the future impact on its operations of changes in the laws and regulation to which it is or may become subject.

Risks Related to Common Shares

The Common Shares are subject to limitations on ownership.

Under the Company’s bye-laws, directors or their designees are authorized to decline to register any transfer of Common Shares if they have any reason to believe that such transfer would result in a shareholder owning, directly or indirectly, more than 9.5% of the Common Shares. Similar restrictions apply to issuances and repurchases of Common Shares by the Company. The directors or their designees also may, in their absolute discretion, decline to register the transfer of any Common Shares if they have reason to believe that such transfer may expose the Company, its subsidiaries, any shareholder or any person ceding insurance to the Company to adverse tax or regulatory treatment in any jurisdiction. The Board of Directors expects to apply these restrictions fully except with respect to the purchase and sale of the Common Shares on the Nasdaq National Market or the Bermuda Stock Exchange. Although the Company’s Board of Directors will not decline to register any transfer of the Common Shares on the Nasdaq National Market or the Bermuda Stock Exchange, it may require the transferee to surrender the Common Shares to an agent designated by the Board if the transfer results in the transferee owning, directly or indirectly, more than 9.5% of any class of the capital stock or causes the Board to have reason to believe that the transfer may expose the Company, any subsidiary or shareholder or any person insured or reinsured or proposing to be insured or reinsured to adverse tax or regulatory treatment in any jurisdiction. A transferor of Common Shares will be deemed to own those shares for dividend, voting and reporting purposes until a transfer of such Common Shares has been registered on the Register of Members. The Company is authorized to request information from any holder or prospective acquiror of the Common Shares as necessary to effect registration of any such transaction and may decline to register any such transaction if complete and accurate information is not received as requested.

There are provisions in the Company’s charter documents which may reduce or increase the voting rights of the Company’s Common Shares.

The Company’s bye-laws generally provide that shareholders have one vote for each Common Share held by them and are entitled to vote, on a non-cumulative basis, at all meetings of shareholders. However, pursuant to a mechanism specified in the Company’s bye-laws the voting rights exercisable by a U.S. shareholder are limited so that U.S. persons or groups are not deemed to hold, directly or indirectly, 9.5% of more of the voting power conferred by the Company’s Common Shares. The votes that could be cast by a U.S. shareholder but for these restrictions will be allocated to the other shareholders. In addition, the Company’s board of directors may limit a shareholder’s exercise of voting rights where it deems it necessary to do so to avoid adverse tax, legal or regulatory consequences.

Under these provisions, the exercise of voting rights of certain shareholders may be limited to less than one vote per Common Share, which may result in the exercise of voting rights by other shareholders increasing to more than one vote per Common Share.

If such reallocation of voting power described above causes a shareholder to acquire 5% or more of the voting power of the Common Shares, such shareholder may become subject to the reporting and disclosure requirements of Sections 13(d) and (g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such a reallocation also may result in an obligation to amend previous filings made under Sections 13(d) or (g) of the Exchange Act. Under its bye-laws, the Company has no obligation to notify shareholders of any adjustments to their voting power. Shareholders should consult their own legal counsel regarding the possible reporting requirements under Section 13 of the Exchange Act resulting from any such reallocation of voting power.

The Company also has the authority under its bye-laws to request information from any shareholder for the purpose of determining whether a shareholder’s voting rights are to be reallocated pursuant to the bye-laws. If a shareholder fails to respond to the Company’s request for information or submits incomplete or inaccurate information in response to a request by the Company, the Company may, in its sole discretion, eliminate such shareholder’s voting rights.

U.S. persons who own Common Shares may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.

The Companies Act 1981 of Bermuda, which applies to the Company, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Act 1981 of Bermuda, including modifications adopted pursuant to the Company’s bye-laws, applicable to the Company which differ in certain respects from provisions of Delaware corporate law. Because the following statements are summaries, they do not discuss all aspects of Bermuda law that may be relevant to the Company and its shareholders.

Interested Directors. Bermuda law and the Company’s bye-laws provide that any transaction entered into by the Company in which a director has an interest is not voidable by the Company nor can such director be liable to the Company for any profit realized pursuant to such transaction provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. Under Delaware law such transaction would not be voidable if:

•	the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors;

•	such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or

•	the transaction is fair as to the corporation as of the time it is authorized, approved or ratified.

Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Business Combinations with Large Shareholders or Affiliates. As a Bermuda company, the Company may enter into business combinations with its large shareholders or affiliates without obtaining prior approval from its Board of Directors or from its shareholders. Examples of business combinations include mergers, asset sales and other transactions in which a large shareholder or affiliate receives or could receive a financial benefit that is greater than that received or to be received by other shareholders. If the Company were a Delaware company, the Company would need prior approval from its Board of Directors or a supermajority of its shareholders to enter into a business combination with an interested shareholder for a period of three years from the time the person became an interested shareholder, unless the Company opted out of the relevant Delaware statute. Under Delaware law, an interested shareholder is someone who, together with its affiliates and associates, owns more than 15% of the Company’s outstanding common shares.

Shareholder’s Suit. The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many United States jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda.

However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of the Company to remedy a wrong done to the Company where the act complained of is alleged to be beyond the corporate power of the Company, is illegal or would result in the violation of the Company’s memorandum of association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of the Company’s shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys’ fees incurred in connection with such action. The Company’s bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in the right of the Company, against any director or officer for any act or failure to act in the performance of such director’s or officer’s duties, except with respect to any fraud or dishonesty of such director or officer. Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Indemnification of Directors. The Company may indemnify its directors or officers in their capacity as directors or officers of any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to the Company other than in respect of his own fraud or dishonesty. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his or her conduct was unlawful.

It may be difficult to serve process and enforce judgment on the Company or its directors or officers.

The Company is organized under the laws of Bermuda. In addition, some of its directors and officers reside outside the United States, and all or a substantial portion of its assets and their assets are or may be located in jurisdictions outside the United States. The Company has irrevocably appointed an agent in the City of New York to receive service of process with respect to actions against the Company arising out of or in connection with violations of U.S. federal securities laws relating to offers and sales of Common Shares. Nevertheless, it may be difficult to effect service of process within the United States upon those persons or to recover against them or the Company on judgments of U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws.

Further, there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of United States courts, and there are grounds upon which Bermuda courts may not enforce judgments of United States courts. Since judgments of United States courts are not automatically enforceable in Bermuda, it may be difficult to recover against the Company based upon such judgments.